Invitation to the Extraordinary General Meeting of Global Blue Group Holding AG (the "Company") Tuesday, May 6, 2025, 11:00 a.m. Central European Summer Time at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich, Switzerland (physical meeting) I. AGENDA ITEMS 1. Elections 1.1 Election of the Chair and members of the Board of Directors Proposal of the Board of Directors: Provided that GT Holding 1 GmbH accepts for payment the Company shares tendered to it in its tender offer, such time being (the “Acceptance Time”), the Board of Directors proposes that each of the following persons (incl. Chair of the Board of Directors) be elected as directors with effect as of the Acceptance Time for a term of office until the conclusion of the Annual General Meeting 2025: ⎯ Jordan Frankel (as member and Chair of the Board of Directors) ⎯ Jeremy Henderson-Ross Explanation: As announced in its press release dated February 18, 2025, on February 16, 2025, the Company and Shift4 Payments, Inc. (NYSE: FOUR) ("Shift4") entered into a definitive agreement, under which GT Holding 1 GmbH ("GT"), an indirect wholly-owned Swiss subsidiary of Shift4, intends to acquire 100% of the Company shares through a tender offer (the "Offer") and a subsequent statutory squeeze-out merger (as it may be amended, supplemented or otherwise modified from time to time, the "Transaction Agreement"). Upon its incorporation, GT also became a party to the Transaction Agree- ment by way of executing a joinder thereto on February 25, 2025. Concurrently with the execution of the Transaction Agreement, certain Company shareholders, executive of- ficers and members of the Board of Directors, who in aggregate hold approximately 90% of the Company shares, have entered into tender and support agreements with Shift4, pursuant to which such shareholders agreed, among other things, to tender their shares in the Offer subject to the terms and conditions of such agreements. Further information regarding the terms and conditions of the Offer, the Transaction Agreement and the tender and support agreements can be found under the following link: https://www.sec.gov/Archives/edgar/data/1799983/000119312525059711/d916665dsctot.htm

2 Pursuant to the terms of the Transaction Agreement, subject to and effective upon the Acceptance Time, a new Board of Directors of the Company shall be appointed. The Board of Directors therefore recommends shareholders to elect the individuals pro- posed by the Board of Directors as directors for a term of office from the Acceptance Time until the conclusion of the Annual General Meeting 2025. On February 16, 2025, the Board of Directors unanimously (by way of two separate resolutions, with the second vote excluding the interested directors) (a) determined that Transaction Agreement is in the best interest of, and fair to, the Company and its share- holders and declared that it is advisable for the Company to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification (as defined in the Transaction Agreement), and authorized and approved the entry into, and adopted, the Transaction Agreement; (b) duly authorized and ap- proved the Offer and the other transactions contemplated by the Transaction Agree- ment; and (c) recommended that the holders of Global Blue shares accept the Offer and tender their Global Blue shares in the Offer. On March 21, 2025, GT has launched the Offer to acquire the shares of the Company under the United States Securities Exchange Act and disseminated the offer documen- tation to the shareholders of the Company, as required thereunder and other applicable laws, rules and regulations. The Offer is subject to a minimum tender of 90% of the Company's issued share capital (not including the treasury shares) and other customary conditions, and unless extended, is expected to expire on April 17, 2025. The offer doc- umentation can be found under the following link: https://www.sec.gov/Archives/edgar/data/1794669/000119312525059711/d916665dex99a1a.htm Also on March 21, 2025, the Board of Directors filed with SEC and disseminated to the shareholders of the Company a Solicitation/Recommendation Statement on Schedule 14D-9, whereby it unanimously recommends that the Company shareholders accept the Offer and tender their Company shares to GT. The Solicitation/Recommendation Statement of the Board of Directors can be found under the following link: https://www.sec.gov/Archives/edgar/data/1799983/000119312525059746/d808395dsc14d9.htm The current members of the Board of Directors, with exception of Eric Strutz and Eric Meurice, will resign subject to and with effect as of the Acceptance Time. Eric Strutz and Eric Meurice will continue to serve as members of the Board of Directors. The elections will be conducted on an individual basis. Jordan Frankel has served as Shift4’s General Counsel since joining Shift4 in 2008. Mr. Frankel attended the Syracuse University Martin J. Whitman School of Management, then Quinnipiac University School of Law where he obtained his law degree and the Quinnipiac University Lender School of Business where he obtained his Masters in Busi- ness Administration. Jeremy Henderson-Ross has served as Global Blue’s General Counsel and Company Secretary since joining Global Blue in 2015. From 2000 to 2005, he worked as a solicitor at Mayer Brown, specializing in corporate and commercial law. In 2005, he joined Loy- alty Management Group and, following its buyout by Aimia Inc., held the position of

3 General Counsel, EMEA at Aimia Inc. between 2008 and 2015. He has an LL.B. from the University of Reading. 1.2 Election of Nomination and Compensation Committee Proposal of the Board of Directors: Provided that the persons proposed under agenda item 1.1 are elected by the share- holders, the Board of Directors proposes that Jordan Frankel be elected as a member of the Nomination and Compensation Committee with effect as of the Acceptance Time for a term of office until the conclusion of the Annual General Meeting 2025. Explanation: As requested by Swiss law and according to art. 7 of the Articles of Association, the General Meeting of Shareholders elects the members of the Nomination and Compen- sation Committee. The current members of the Nomination and Compensation Committee, with exception of Eric Strutz, will resign subject to and with effect as of the Acceptance Time. Eric Strutz will continue to serve as a member of the Nomination and Compensation Committee. II. ORGANIZATIONAL MATTERS Time: Tuesday, May 6, 2025, 11:00 a.m. Central European Summer Time Location: Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich, Switzerland Eligibility to Vote Shareholders with voting rights registered in the share register (“holders of record”) maintained by our transfer agent, Equiniti Trust Company LLC (“ETC”) (previously known as American Stock Transfer & Trust Company LLC) and shareholders holding their shares through their broker or bank (“street name holders”) on April 25, 2025 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Extraordinary General Meeting. Shareholders who have sold their shares prior to April 25, 2025 are not entitled to vote those shares at the Extraordinary General Meeting. Invitation, Voting Materials, Attendance and Voting Holders of record on April 4, 2025 will receive the Extraordinary General Meeting invitation and a proxy card directly from ETC. These materials will contain access information for the ETC portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail.

4 Street name holders are unknown to the Company or ETC. Street name holders should receive materials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after April 4, 2025 but on or before April 25, 2025 and wish to vote their shares at the Extraordinary General Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting ETC via email at proxy@equiniti.com. Holders of record and street name holders who wish to attend the Extraordinary General Meeting in person should proceed as set out below under "Admission to Extraordinary General Meeting". Holders of record who do not wish to attend the Extraordinary General Meeting can exercise their voting rights through the independent proxy ADROIT Attorneys, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and authorization to the independent proxy prior to the Extraordinary General Meeting. The inde- pendent proxy will be physically present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. In addition, holders of record can grant a proxy to another person attending the Extraordinary General Meeting in accordance with the procedures set out below under "Admis- sion to Extraordinary General Meeting". Voting Instructions by Holders of Record The Company recommends that holders of record who do not wish to attend the Extraordinary General Meeting in person, give their voting instructions and authorization to the independent proxy electronically through the ETC portal with the individual shareholder number (“QR Code”) provided by ETC. To do so, holders of record should follow the instructions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through ETC by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to ETC via email at proxy@equiniti.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address: Equiniti Trust Company, LLC 55 Challenger Road, Floor 2 Ridgefield Park NJ 07660 Electronic voting instructions and proxy cards sent by mail must be received by ETC no later than 8:00 a.m. EDT / 2:00 p.m. CEST on May 1, 2025.

5 Once received by ETC, voting instructions may not be changed by the shareholders. Should ETC receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independ- ent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authoriza- tions that are set in the instructions of their broker or bank or its designated agent. Admission to Extraordinary General Meeting In order to attend the Extraordinary General Meeting in person, shareholders of record must bring their admission ticket (which may be obtained as described below) and government-issued iden- tification such as a driver’s license or passport. A shareholder may also appoint another person to represent him or her at the Extraordinary General Meeting through a written, signed proxy giving such person the right to vote the shares. Such a person must bring that proxy, his or her government-issued identification, and an admission ticket to the Extraordinary General Meeting. Street name holders who wish to vote in person at the Extraordinary General Meeting must obtain a signed proxy from their broker, bank, nominee or other custodian that authorizes them to vote the shares. In addition, street name holders must bring to the Extraordinary General Meeting an admission ticket and government-issued identification. Street name holders who have not ob- tained a proxy from their broker or custodian are not entitled to vote in person at, or participate in, the Extraordinary General Meeting. To request an admission ticket to the Extraordinary General Meeting, please contact investor relations (via email at ir@globalblue.com) and send proof of your stock ownership. For record holders, proof of stock ownership is a copy of your invitation to the Extraordinary General Meeting. For street name holders, proof of stock ownership is an account statement or letter from the bro- ker, bank or other nominee indicating that you are the owner of the shares. To allow time for processing, please submit requests for admission tickets by April 25, 2025. Admission tickets are not transferable. You may contact investor relations with any questions about the admission ticket process. The Company reserves the right to deny admission to the Extraordinary General Meeting to any shareholder that does not present a valid admission ticket, government-issued identifica- tion or any other required document described in this section. Availability of Materials This invitation to the Extraordinary General Meeting including the explanation to the agenda items is available online at https://ir.globalblue.com/overview/default.aspx. Copies of these docu- ments may be obtained without charge by contacting the investor relations via email at ir@global- blue.com.

6 Zurich, April 9, 2025 By the order of the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary